

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 21, 2008

Mr. Chen Wei Dong
President and Chief Executive Officer
North American Gaming and Entertainment Company
Fifth Floor, High-Tech Mansion, Gaoxin Road
Hi-Tech Zone, Xi'an P.R. China

> **Re: North American Gaming and Entertainment Company**
> **Form 8-K**
> **Filed August 13, 2008**
> **File No. 000-05474**

Dear Mr. Dong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed August 13, 2008

1.   Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was modified as to uncertainty, audit scope or accounting principles, and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure in the accountant's report of uncertainty regarding the ability to continue as a going concern. Please revise your disclosure accordingly.

2.   Please amend your filing to include the required letter from your former auditor, to comply with Item 304(a)(3) of Regulation S-B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact me at (202) 551-3863.

Sincerely,

Donald F. Delaney
Senior Staff Accountant